EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Six Month Periods Ended April 29, 2005 and April 30, 2004
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 29, 2005	April 30, 2004	April 29, 2005	April 30, 2004

Net Sales	$211,592	$146,474	$401,384	$275,840
Gross Margin	68,538	48,584	126,638	87,176

Income From Continuing Operations	14,667	8,952	24,308	10,656
Income (Loss) From Discontinued
Operations, Net of Tax	(562)	960	6,965	1,134

Net Earnings	$14,105	$9,912	$31,273	$11,790

Basic
Weighted Average Number of
Shares Outstanding	25,120	21,167	24,577	21,133

Earnings (Loss) Per Share – Basic
Continuing operations	$.58	$.42	$.99	$.50
Discontinued operations	(.02)	.05	.28	.06

Earnings per share – basic	$.56	$.47	$1.27	$.56

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Six Month Periods Ended April 29, 2005 and April 30, 2004
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 29, 2005	April 30, 2004	April 29, 2005	April 30, 2004
Diluted
Weighted Average Number of
Shares Outstanding	25,120	21,167	24,577	21,133

Net Shares Assumed to be Issued
for Stock Options	364	328	376	333

Weighted Average Number of Shares
and Equivalent Shares
Outstanding – Diluted	25,484	21,495	24,953	21,466

Earnings (Loss) Per Share – Diluted
Continuing operations	$.58	$.42	$.97	$.50
Discontinued operations	(.03)	.04	.28	.05

Earnings per share – diluted	$.55	$.46	$1.25	$.55